UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934*

(Amendment No. 5 as to Mr. William T. Comfort, III and

Amendment No. 11 as to LDN Stuyvie Partnership)

J.L. Halsey Corporation (JLHY.OB)

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

46622H 10 3

(CUSIP Number)

William T. Comfort, III
c/o Conversion Capital
127-131 Sloane St.
4th Floor, Liscartan House
London SW1X 9BA, United Kingdom
44 207 808 4782

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 8, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4662HH 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LDN Stuyvie Partnership/73-1526937

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Oklahoma

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 27,496,085

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 27,496,085

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 27,496,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.0%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 4662HH 10 3

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Mr. William T. Comfort, III

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 4,170,000

	8.	Shared Voting Power 27,496,085

	9.	Sole Dispositive Power 4,170,000

	10.	Shared Dispositive Power 27,496,085

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 31,666,085

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 32.2%

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 5 to Schedule 13D amends and supplements Item 6 contained in the Schedule 13D initially filed on or about January 3, 2003, by William T. Comfort, III and subsequently amended on January 13, 2003, August 22, 2006, December 7, 2006 and February 5, 2007, with respect to the common stock, par value $0.01 per share (the “Common Stock”) of J. L. Halsey Corporation (the “Issuer”). This Amendment No. 11 to Schedule 13D amends and supplements Items 6 contained in the Schedule 13D initially filed on or about October 6, 1999 by LDN Stuyvie Partnership (the “Partnership”) and subsequently amended on October 18, 1999, November 8, 1999, December 17, 1999, December 29, 1999, January 6, 2000, January 12, 2000, January 13, 2003, August 22, 2006, December 7, 2006 and February 5, 2007, with respect to the Common Stock of the Issuer.  Mr. Comfort and the Partnership are referred to herein as the “Reporting Persons.” Each Reporting Person disclaims responsibility for the completeness and accuracy of the information contained in this Schedule 13D concerning the other Reporting Person.

Item 1.	Security and Issuer

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4.	Purpose of Transaction

Item 5.	Interest in Securities of the Issuer

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On March 8, 2007, the Partnership, the Issuer, David R. Burt (“Burt”), Texas Addison Limited Addison (“Addison”), and Andrew Richard Blair entered into an Agreement and Mutual Release (the “Agreement”) pursuant to which Addison, among other things, has agreed to sell to LDN, and LDN has agreed to purchase from Addison, 4,166,667 shares of the Issuer’s Common stock.  The purchase price to be paid by LDN for the 4,166,667 shares of Common Stock is $0.75 per share, or an aggregate of $3,125,000.  The closing of the purchase of the shares by LDN is to take place on March 16, 2007.

Item 7.	Material to Be Filed as Exhibits

10.1 Agreement and Mutual Release, dated March 8, 2007, by and among J.L. Halsey Corporation, David R. Burt, Texas Addison Limited Partnership and Andrew Richard Blair*

99.1         Joint filing stated, dated January 10, 2003, between the Reporting Persons (previously filed as Exhibit 99.1 to Schedule 13D filed by the Reporting Persons on January 13, 2003, and is incorporated herein by reference)

*     Filed herewith

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LDN STUYVIE PARTNERSHIP

Dated: March 9, 2007	By:	/s/ WILLIAM T. COMFORT, III
William T. Comfort, III
General Partner

WILLIAM T. COMFORT, III

Dated: March 9, 2007	/s/ WILLIAM T. COMFORT, III

EXHIBIT INDEX

10.1         Agreement and Mutual Release, dated March 8, 2007, by and among J.L. Halsey Corporation, David R. Burt, Texas Addison Limited Partnership and Andrew Richard Blair*

99.1         Joint filing stated, dated January 10, 2003, between the Reporting Persons (previously filed as Exhibit 99.1 to Schedule 13D filed by the Reporting Persons on January 13, 2003, and is incorporated herein by reference)

*     Filed herewith